Exhibit 4.43

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers’ Association’s
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated 6th June 2018

Contract No.  2018-063

SELENE OWNING COMPANY LIMITED, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (Name of sellers), hereinafter called the “Sellers”, have agreed to sell,
and
Zhejiang Wanming Shipping Ltd, 3rd Floor, No. 81, Renmin Road, Gaoting Town, Daishan County, Zhejiang Province, China or its GUARANTEED nominee (Name of buyers), hereinafter called the “Buyers”, have agreed to buy:

Import Agent:  Shanghai CP INTL Ship Management & Borker Co., Ltd (as agents only)

Name of vessel: m/v Bargara
IMO Number: 9261360

Classification Society: BV

Class Notation: I+Hulls, +MACH, Bulk Carrier ESP – heavycargo-nonhomload Holds No. 2,4 & 6 may be empty, unrestricted navigation, +AUT – UMS
Year of Build: 2002	Builder/Yard: Hudong – Zhonghua Shipbuilding (Group) Co. Ltd.

Flag: Malta	Place of Registration: Valletta	GT/NT: 40437/25855

hereinafter called the “Vessel”, on the following terms and conditions:
Definitions
“Banking Days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and Greece, UK, Malta, USA, Singapore and China (add additional jurisdictions as appropriate).
“Buyers’ Nominated Flag State” means PRC Flag (state flag state).
“Class” means the class notation referred to above.
“Classification Society” means the Society referred to above.
“Deposit” shall have the meaning given in Clause 2 (Deposit)
“Deposit Holder” means HOLMAN FENWICK WILLAN SINGAPORE (state name and location of Deposit Holder) ~~or, if left blank, the Sellers’ Bank,~~ which shall hold and release the Deposit & Balance in accordance with this Agreement.
“Balance” means ninety percent balance and all other monies payable under the MOA.
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.
“Parties” means the Sellers, ~~and~~ the Buyers and the Buyers' Import Agent.
“Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price).
“Sellers’ Account” means TBA (state details of bank account) at the Seller’s Bank.
“Sellers’ Bank” means TBA (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the Deposit and ~~b~~Balance of the Purchase Price.
1.	Purchase Price
The Purchase Price is USD 9,180,000.00 (United States Dollars Nine Million One Hundred and Eighty Thousand) (state currency and amount both in words and figures).
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

2.	Deposit
As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of __% (__ ~~per cent) or, if left blank,~~ 10% (ten per cent) in full free of bank charges, of the Purchase Price (the “Deposit”) in an interest bearing joint escrow account for the Parties with the Deposit Holder within ~~three (3)~~ five (5) Banking Days after the date that:
(i)
This Agreement has been signed by the Parties and exchanged ~~in original or~~ by e-mail or telefax.~~;~~ The Buyers to countersign the MOA within one (1) banking day after receipt of the MOA executed by the Sellers as email attached and

(ii)
The Deposit Holder has confirmed in writing to the Parties that the escrow account has been opened.  Both Parties shall provide immediately to the Deposit Holder all requested documentation for KYC purposes and shall execute the Escrow Account Agreement without delay and

(iii)	all subjects of the MOA have been lifted
whichever the latest.
The Deposit shall be released in accordance with joint written instructions of the Parties’.  Interest, if any, shall be credited to the Buyers.  Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.
3.	Payment
~~On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):~~
~~(i)~~	~~the Deposit shall be released to the Sellers; and~~
~~(ii)~~	~~the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers’ Account.~~
The 90% (ninety per cent) balance of the Purchase Price and all other monies payable under the MOA shall be prepaid via Buyers’ Import Agent via telegraphic transfer in full free of bank charges to the Deposit Holder’s account before the expected delivery date in Buyers’ name and shall be released together with the Deposit free of bank charges to the Sellers’ nominated account not later than three (3) Banking Days after the date that Notice of Readiness has been given.
Any banking or law firm fees/expenses for holding said deposit and closing to be equally bourne by Buyers and Sellers.
The full purchase price is deemed to have been paid by the Buyers upon receipt by Sellers and Buyers from the Deposit Holder of a copy of the Deposit Holder’s Application for Outward Remittance/ Cashiers Order stamped by the Deposit Holder’s bank as evidence what the remittance of the purchase funds under the MOA has been made.  When above evidence of remittance has been received, the signed Protocol of Delivery and Acceptance will be timed by Sellers and Buyers and the delivery documents as per Addendum to MOA will be exchanged between Sellers and Buyers as appropriate.
Regarding Original free of encumbrances certificate
An email copy of the Clean Transcript, issued by the MMA on date of delivery or one day prior to it, be available at the Closing meeting in Singapore and Sellers to provide Buyers with an Undertaking to send to Buyers by courier original of the Clean Transcript within 3 Banking days after delivery of the vessel.
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

4.	Inspection
~~(a)* The Buyers have inspected and accepted the Vessel’s classification records.  The Buyers have also inspected the Vessel at/in ________(state place) on __________ (state date) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~
(b)* The Buyers shall have the right to inspect the Vessels classification records without such Class records’ inspection being a subject to the MOA ~~and declare whether same are accepted or not within _______ (State date/period).~~
However, for import purposes, the Sellers will allow the Buyers to arrange inspection by CCS Surveyors in Qinhuangdao, China and this deal is subject to obtaining the approval of the Chinese Authority to fly Chinese flag which to be declared within 7 (seven) days after completion of CCS inspection.
~~The Sellers shall make the Vessel available for inspection at/in _______ (state place/range) within ______ (state date/period).~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for examination by the Buyers.~~
~~The Sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~
~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~
~~*~~4(a) ~~and~~ 4(b) ~~are alternatives; delete whichever is not applicable. In the absence of deletions, alternative~~ 4(a) ~~shall apply.~~
5.	Time and place of delivery and notices
(a)  The Vessel shall be delivered and taken over safely afloat at a safe and always accessible berth at Buyers’ nominated shipyard in Zhoushan, China not earlier than 15th July 2018 and not later than 15th August 2018 in Sellers’ option ~~or anchorage at/in (state place/range) in the Sellers’ option~~.
~~Notice of Readiness shall not be tendered before: ________ (date).~~
Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 15th August 2018 in Buyers’ option
If however berth is not available at the time of delivery then the vessel shall be delivered at a safe and accessible anchorage of the shipyard.
(b) After MOA signed ~~T~~the Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with fifteen (15), ~~twenty (20),~~ ten (10), five (5) and three (3) days’ approximate and one (1) day’s definite notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.
Buyers will nominate the exact location of shipyard upon receiving Sellers 15 days’ delivery notice.
All the risk and costs before delivery including but not limited to costs involved for entering into berth of Buyers’ nominated shipyard (including pilotage and/or tugs if required) should be for the Sellers account.  All the risk and costs after delivery should be for the Buyers account.
When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Upon arrival at inner anchorage of the delivery place and provided a berth is available, Buyers warrant to bring the ship alongside within two (2) working days after Sellers tender valid NOR for delivery.  However, Buyers have three (3) banking days to take over and pay for the vessel once sellers have tendered NOR to the Buyers for delivery.
(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.
If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.
(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’ Default) for the Vessel not being ready by the original Cancelling Date.
(e)  Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.
6.	Divers Inspection / Drydocking
Vessel to be delivered without dry docking.
However, Buyers shall have the right to carry out an underwater inspection at a port designated by Sellers prior to Vessel’s delivery as delivery port of Zhoushan is not suitable for UWI.
(a)*
(i)
The Buyers shall have the right ~~option~~ at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. ~~Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to~~ Clause 5(b) ~~of this Agreement.~~ The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers’ representative(s) shall have the right to be present at the diver’s inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions of the port designated by the Sellers ~~at the place of delivery~~ are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.
(iii)
If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, ~~but limited to a maximum of fourteen (14) twenty (20) days~~.

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees. The Sellers shall also pay for these costs and expenses if parts of the tailshalft system are condemned or found defective or broken so as to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~
(c) If the Vessel is drydocked pursuant to Clause 6(a)(ii) ~~or~~ 6(b) above:
(i)
The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii)
The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel’s class, in which case the Sellers shall pay these costs and expenses.

(iii)	The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.
(iv)
The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller’s or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery.  If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense. In the event that the Buyers’ work required such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

* 6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.
**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
7.	Spares, bunkers and other items
The sale to include everything belonging to Vessel on board, on shore and on order, including stores, provisions, radio and navigational equipment at the date of the MOA.
Only excluded items are personal effects of the master/crew and masters stop chest, company documents including Vessel’s ISM and Management Manuals which Buyers have the right to take copies at their expense, certificates etc. that have to be returned to authorities and following list of items on hire:
a. Oxygen/Acetylene/Freon Gas Bottles
b. All Log Books for Deck and Engine with Buyer’s right to photocopy available logs onboard at their own expense
c. All ISPS, ISM And quality documentation and correspondence
d. Vessel’s wireless e-mail system and server
e. Training video library, books.
f. Crew/Officers library / walport videos
g. All Master’s Stopchest/Bonded stores, all Master’s and crew’s personal belongings.
h. Personal lap-top computers
i. Personal cell phones
j. Contents of Master’s safe
k. Works of Art, Originals, copies, prints, statues
l. Certificates/documents to be returned to authorities

Any excluded/hired items which may affect Vessel’s seaworthiness or clean certificates (incl but not limited to liferafts), to be replaced by similar owned items by the Sellers if removed.
At the port and date delivery.  Buyers shall take over the remaining bunkers on board and pay extra to the Sellers at Singapore Platts as published one (1) Banking Day prior the delivery date.  Buyers also shall pay extra for unused lubricating oils in designed storage tanks and sealed drums/palls that have not passed through the Vessel’s system at Sellers last net purchase prices, but excluding barging expenses, as evidenced by invoices or vouchers.
Quantities of remaining bunkers and unused lubricating oils onboard are to be measured jointly by the representative onboard two (2) days before delivery and adjusted accordingly on the day of delivery and a relevant statement to be agreed and signed by the Sellers and the Buyers representatives.
Due to Chinese customs requirements, bunker quantities remaining on board (ROB) upon delivery for both IFO and MDO/MGO shall be less than 30% its total tank capacity respectively.  If the last port of the Vessel’s call is Taiwan, Hong Kong or Macau of PR China, prior to calling Chinese mainland for delivery the remaining total bunkers ONBOARD IFO and MGO shall not be more than vessels 5% of the vessels total capacity of IFO and MGO respectively.
Should, despite Sellers’ best endeavors, the HFO and the MDO quantities remaining on board at the time of delivery be excesses aforesaid quantities the NOR shall be deemed invalid and it shall then be Sellers responsibility to arrange for de-bunkering of the excessive quantities of bunkers.  All the cost associated with such de-bunkering to be borne by the Sellers.
~~The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.~~
~~Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: (include list)~~
~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from~~
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~the sale without compensation: _______ (include list)~~
~~Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.~~
~~The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay either:~~
~~(a)  *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~
~~(b)  *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port.~~
~~for the quantities taken over.~~
~~Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.~~
~~“inspection” in this~~ Clause 7~~, shall mean the Buyers’ inspection according to~~ Clause 4(a) ~~or~~ 4(b) ~~(Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~
~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.~~
8.	Documentation
The place of closing: at the Deposit Holder’s office
Sellers and Buyers to provide a list of closing documents reasonably required for the registration of the Vessel which are to be mutually agreed and incorporated into the MOA as an Addendum to the MOA thereto.
Same is not to delay the signing of the MOA and the subsequent lodging of the deposit, however to be agreed without unnecessary delay.
At the time of delivery the Sellers shall hand over to the Buyers all classification certificates as well as all plans/instruction books/manuals/etc. which are on board the Vessel whereas all operational and technical documentation which exist ashore in Sellers’ possession shall be promptly forwarded to Buyers immediately after ships delivery at Buyers’ expenses.
The Sellers may keep the vessel’s log books, but the Buyers to have the right to make copies of same.
After deposit is lodged the Buyers have the right to request and receive in copy of all certificates (Class, Trading, Statutory etc) including but limited to Safe Manning, DOC, SMC, CSR, Radio License, International Tonnage Registration certificate as required for the Buyers’ new registration.
The Agreement to be executed in 6 original copies, 1 for the Sellers.
~~(a) In exchange for payment of the Purchase Price shall provide the Buyers with the following delivery documents:~~
~~(i)~~
~~Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State;~~

~~(ii)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~
~~(iii)~~
~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~
~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(v)~~
~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~
~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~
~~A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

~~(viii)~~	~~Commercial Invoice for the Vessel;~~
~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~
~~(x)~~	~~A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communication contract which is to be sent immediately after delivery of the Vessel;~~
~~(xi)~~
~~Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~
~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~
~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~
~~(ii)~~
~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

~~(c) If any of the documents listed in Sub clauses (a) and (b) above the documentary addendum are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.~~
~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) the documentary addendum above for review and comment by the other party not later than~~ five (5) days ~~(state number of days), or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to~~ Clause 5(b) ~~of this Agreement.~~
~~(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above the documentary addendum, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.~~
~~(f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.~~
~~(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.~~
9.	Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other claims or debts whatsoever, and is not subject
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

to Port State or other administrative detentions. In order not to delay delivery of the Vessel ~~The~~ Sellers hereby undertake to indemnify the Buyers against all consequences of any potential claims made against the Vessel which have been incurred prior to the time of delivery.
10.	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.
11.	Condition on delivery
Vessel shall be delivered charter free, cargo free, free of stowaways, free of average damage affecting class, substantially in the same condition as she was at the date of CCS inspection, fair wear and tear excepted and with present class fully maintained, free of conditions/recommendations, free of average damage affecting class and with all her class, trading certificates, both national and international as required under her present flag, to be clean, valid and un-extended at the time of delivery to Buyers.
The Vessels CMS items shall be valid and up to date without outstanding at the time of delivery.  The Vessel shall be delivered with her cargo holds fully clean and swept, and free of cargo and cargo residues.  Howver, the Sellers have the option to deliver Vessel with her cargo holds as they are left by stevedores after completion of cargo onboard by paying the Buyers a lumpsum of USD 4,200, in lieu of cargo hold cleaning.
~~The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.~~
~~However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates per the documentary addendum referred to in Clause 8, as well as all other certificates the Vessel had at the time of inspection, clean, valid and unextended without condition/ recommendation* by the Classification Society or the relevant authorities and which to be valid for a minimum period of at least three (3) months at the time of delivery.~~
~~“inspection” in this~~ Clause 11~~, shall mean the Buyers’ inspection according to~~ Clause 4(a) ~~or~~ 4(b) ~~(Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~
~~*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~
12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.
13.	Buyers’ default
Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and  together with interest.
14.	Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

negligence and whether or not the Buyers cancel this Agreement.
15.	Buyers’ representatives
When MOA has been signed and 10% Deposit has been lodged, the Buyers shall have the right to place two (2) representatives on-board the Vessel for familiarization purposes only.
Buyers representatives shall sign Sellers’ P&I Club standard letter of indemnity prior to their embarkation.
The Buyers crew are allowed to board the Vessel two (2) hours prior to the expected time of physical delivery of the Vessel to facilitate the takeover of the Vessel.
However, the Buyers crew to remain at one location under the direction of the master of the Vessel and not to interfere with Vessels operations.  If the delivery of the Vessel does not happen within 6 hours from the time the Buyers crew board the Vessel, then the Buyers crew shall disembark and only the two (2) Buyers representatives shall remain on board.
At 3 days before delivery, the Buyers have the right to place onboard 2 representatives and 4 more Buyers’ officers and crew during daytime only.  The Sellers officers shall reasonably and as practical as possible without delays to the Vessel’s delivery schedule and always at Master’s supervision, explain and show the Vessel’s main operation functions to their opposite persons of the Buyers.
~~After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.~~
~~These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.~~
16.	Law and Arbitration
(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.
The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~
~~(c) This Agreement shall be governed by and construed in accordance with the laws of (state place) and any dispute arising out of or in connection with this Agreement shall be~~
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~referred to arbitration at ______(state place), subject to the procedures applicable there.~~
*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of deletions, alternative 16(a) shall apply.
17.	Notices
All notices to be provided under this Agreement shall be in writing and exchanged through the brokers involved.
Contact details for recipients of notices are as follows:
For the Buyers:  via broker

For the Sellers:  via broker

18.	Entire Agreement
The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.
Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.
Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.
19.     Not-blacklisted Confirmation
Sellers to provide a letter confirming that to the best of their knowledge the vessel is not blacklisted by any Arab organisation of Damascus league or any other country or organisation.
20.     Confidentiality
This offer and subsequent discussions/negotiations are to be kept strictly private and confidential between Buyers and Sellers and all other parties involved except where required by statutory or requirements for stocklisted companies.  However, should the sale of any other details relating to the sale become know or reported in the market, neither the Sellers nor the Buyers shall have the right to withdraw from the sale or fail to fulfil all their obligations under the MOA.
21.
The Sellers confirm in writing at the time of closing that the Vessel’s Owners, Managers and Beneficial Owners are not listed as Sanction Entities of individual under USA, EU and UN sanctions and are not part of OPAC list.

For and on behalf of the Sellers	For and on behalf of the Buyers

/s/ Georgios A. Kaklamanos	/s/ Wang Wei
Name: Georgios A. Kaklamanos	Name: Wang Wei
Title: Attorney-in-fact	Title: Attorney-in-fact

For and on behalf of the Buyers Import Agent

Name:
Title:

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.